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                              December 22, 2021

       John J. Stephens
       Chief Financial Officer
       AT&T INC.
       208 S. Akard St.
       Dallas, TX 75202

                                                        Re: AT&T INC.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            File No. 001-08610

       Dear Mr. Stephens:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Note 17. Stockholders' Equity, page 120

   1. Please provide us with a detailed analysis explaining how you determined that the preferred interests
issued in 2019 and 2020 should not be classified as debt in accordance with ASC 480.
   2. As a related matter, we note that the holders of preferred interests in Mobility II, Tower
                                                        Holdings and Telco LLC
may redeem their interests upon the occurrence of certain
                                                        contingent events.
Please tell us if the pending disposition of WarnerMedia could be considered a contingent
event that may trigger redemption of these interests.
 John J. Stephens
FirstName
AT&T INC.LastNameJohn J. Stephens
Comapany22,
December    NameAT&T
               2021     INC.
December
Page 2     22, 2021 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lisa Etheredge, Senior Staff Accountant at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology